EXHIBIT 12(b)
WELLS FARGO & COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
AND PREFERRED DIVIDENDS

	Quarter ended March 31,
(in millions)	2017	2016
Earnings including interest on deposits (1):
Income before income tax expense	$7,605	8,081
Less: Net income from noncontrolling interests	91	52
Income before income tax expense and after noncontrolling interests	7,514	8,029
Fixed charges	2,031	1,408
	9,545	9,437

Preferred dividend requirement	$401	378
Tax factor (based on effective tax rate)	1.38	1.47

Preferred dividends (2)	$552	556
Fixed charges (1):
Interest expense	1,926	1,305
Estimated interest component of net rental expense	105	103
	2,031	1,408
Fixed charges and preferred dividends	$2,583	1,964

Ratio of earnings to fixed charges and preferred dividends (3)	3.70	4.80

Earnings excluding interest on deposits:
Income before income tax expense and after noncontrolling interests	$7,514	8,029
Fixed charges	1,494	1,101
	9,008	9,130

Preferred dividends (2)	552	556
Fixed charges:
Interest expense	1,926	1,305
Less: Interest on deposits	537	307
Estimated interest component of net rental expense	105	103
	1,494	1,101
Fixed charges and preferred dividends	$2,046	1,657

Ratio of earnings to fixed charges and preferred dividends (3)	4.40	5.51

(1)	As defined in Item 503(d) of Regulation S-K.

(2)	The preferred dividends were increased to amounts representing the pretax earnings that would be required to cover such dividend requirements.

(3)
These computations are included herein in compliance with Securities and Exchange Commission regulations. However, management believes that fixed charge ratios are not meaningful measures for the business of the Company because of two factors. First, even if there was no change in net income, the ratios would decline with an increase in the proportion of income which is tax-exempt or, conversely, they would increase with a decrease in the proportion of income which is tax-exempt. Second, even if there was no change in net income, the ratios would decline if interest income and interest expense increase by the same amount due to an increase in the level of interest rates or, conversely, they would increase if interest income and interest expense decrease by the same amount due to a decrease in the level of interest rates.

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